EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS
Income Before Income Taxes and Equity Earnings	$140,035	$208,484	$219,283	$245,862	$220,957
Fixed Charges (as below)	109,146	132,106	134,285	147,817	144,844
Total Earnings	$249,181	$340,590	$353,568	$393,679	$365,801

FIXED CHARGES
Interest Expense	$70,500	$86,538	$81,781	$88,318	$130,282
Credit for Allowance for Borrowed Funds Used During Construction	29,546	33,668	40,904	48,499	4,262
Estimated Interest Element in Lease Rentals	9,100	11,900	11,600	11,000	10,300
Total Fixed Charges	$109,146	$132,106	$134,285	$147,817	$144,844

Ratio of Earnings to Fixed Charges	2.28	2.57	2.63	2.66	2.52